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                 October 13, 2021

       Mitchell Eaglstein
       Chief Executive Officer
       FDCTech, Inc.
       200 Spectrum Drive, Floor 300
       Irvine, CA 92618

                                                        Re: FDCTech, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 4,
2021
                                                            File No. 333-260028

       Dear Mr. Eaglstein:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Austin Pattan, Law Clerk, at (202) 215-1319 or Jan Woo, Legal Branch
       Chief, at (202) 551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              William Barnett